SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 AMENDMENT NO. 3
                                       TO
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                          Coram Healthcare Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock (par value $0.001 per share)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    218103109
                 ----------------------------------------------
                                 (CUSIP Number)


                              Barbara Sherman, Esq.
                              Goldman, Sachs & Co.
                                 85 Broad Street
                            New York, New York 10004
                                 (212) 902-1000
--------------------------------------------------------------------------------
            (Name, address and telephone number of person authorized
                     to receive notices and communications)


                                December 29, 2000
                 ----------------------------------------------
             (Date of Event which requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

--------------------
CUSIP NO. 218103109
--------------------
--------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Goldman Sachs Credit Partners, L.P.
--------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                           (a)  [  ]

                                                           (b)  [  ]
--------------------------------------------------------------------------------
 3.      SEC USE ONLY

--------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS

         OO [See Item 3.]
--------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                [ ]
--------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         Bermuda
--------------------------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                         0
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.       SHARED VOTING POWER
  OWNED BY                          20,927,101
    EACH                   -----------------------------------------------------
 REPORTING                 9.       SOLE DISPOSITIVE POWER
   PERSON                           0
    WITH                   -----------------------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    20,927,101
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                  20,927,101
--------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                [  ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         29.7%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

--------------------
CUSIP NO. 218103109
--------------------
--------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Goldman Sachs Global Holdings L.L.C.
--------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                           (a)  [  ]

                                                           (b)  [  ]
--------------------------------------------------------------------------------
 3.      SEC USE ONLY

--------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS

         OO [See Item 3.]

--------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                [  ]
--------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                         0
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.       SHARED VOTING POWER
  OWNED BY                          20,927,101
    EACH                   -----------------------------------------------------
 REPORTING                 9.       SOLE DISPOSITIVE POWER
   PERSON                           0
    WITH                   -----------------------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    20,927,101
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                  20,927,101
--------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                [  ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         29.7%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

--------------------
CUSIP NO. 218103109
--------------------
--------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         The Goldman Sachs Group, Inc.
--------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                           (a)  [  ]

                                                           (b)  [  ]
--------------------------------------------------------------------------------
 3.      SEC USE ONLY

--------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS

         AF - OO [See Item 3.]
--------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                [  ]
--------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                         0
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.       SHARED VOTING POWER
  OWNED BY                          21,969,329
    EACH                   -----------------------------------------------------
 REPORTING                 9.       SOLE DISPOSITIVE POWER
   PERSON                           0
    WITH                   -----------------------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    21,969,329
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         21,969,329
--------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                [  ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         30.7%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         HC-CO
--------------------------------------------------------------------------------

--------------------
CUSIP NO. 218103109
--------------------
--------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Goldman, Sachs & Co.
--------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                           (a)  [  ]

                                                           (b)  [  ]
--------------------------------------------------------------------------------
 3.      SEC USE ONLY

--------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS

         AF  - OO
--------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                [ X ]
--------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
--------------------------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                         0
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.       SHARED VOTING POWER
  OWNED BY                          21,969,329
    EACH                   -----------------------------------------------------
 REPORTING                 9.       SOLE DISPOSITIVE POWER
   PERSON                           0
    WITH                   -----------------------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    21,969,329
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         21,969,329
--------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                [  ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         30.7%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         BD-PN-IA
--------------------------------------------------------------------------------

                                 AMENDMENT NO. 3
                                       TO
                                  SCHEDULE 13D
                       RELATING TO THE PREFERRED STOCK OF
                    CORAM, INC., A WHOLLY OWNED SUBSIDIARY OF
                          CORAM HEALTHCARE CORPORATION

Goldman Sachs Credit Partners, L.P. ("GSCP"), Goldman Sachs Global Holdings L.L.C. ("GSGH"), Goldman, Sachs & Co. ("GS&Co."), and The Goldman Sachs Group, Inc. ("GS Group") hereby amend the statement on Schedule 13D dated July 14, 1998 relating to common stock, par value $0.001 per share (the "Common Stock"), of Coram Healthcare Corporation (the "Company").

Item 2 is amended and supplemented to reflect the following:

              As of May 7, 1999, The Goldman Sachs Group, L.P. was merged with and into GS Group, with GS Group as the surviving entity. GS Group is a Delaware corporation and a holding company that (directly or indirectly through subsidiaries or affiliated compoanies or both) is a leading investment banking organization.

              Schedule I included in Amendment No. 2 to the initial Schedule 13D is hereby replaced in its entirety by Schedule I hereto, which is incorporated herein by reference. Schedule II included in the initial
     Schedule 13D is hereby replaced in its entirety by Schedule II hereto, which is incorporated herein by reference.

              Schedule III included in the initial Schedule 13D is hereby supplemented by Schedule III hereto, which is incorporated herein by reference.

Items 3, 4 and 6 are hereby amended and supplemented to reflect the following:

              On December 29, 2000, pursuant to a Chapter 11 proceeding in the United States Bankruptcy Court for the District of Delaware, GSCP with Foothill Capital Corporation, Cerberus Partners L.P. and their respective affiliates (the "Holders") exchanged certain Series A Notes (the "Series A Notes") issued by Coram, Inc. and guaranteed by its parent, Coram Healthcare Corporation (the "Company"), and the subsidiaries of Coram, Inc. named therein, for shares of a new series of Preferred Stock of Coram, Inc.

              The Holders exchanged $109,325,976 aggregate principal amount of Notes for 905 shares of Preferred Stock of Coram, Inc.

              In addition, on December 29, 2000, the Holders entered into an agreement, pursuant to which the Securities Exchange Agreement dated as of May 6, 1998 was amended, that extended the maturity date and modified the coupon rate of the remaining Series A Notes.

--------
1 Neither the present filing nor anything contained herein shall be construed as an admission that any Filing Person constitutes a "person" for any purposes other than Section 13(d) of the Securities Exchange Act of 1934 or that the Filing Persons constitute a "group" for any purpose.

              Following the effectiveness of a Chapter 11 plan of reorganization for Coram, Inc., each share of Preferred Stock shall have one vote, subject to adjustment for dilution, and shall vote together with the shares of Common Stock on all matters submitted to a vote to the stockholders of Coram, Inc. Preferred Stock will initially constitute 47.5% of total voting power of Coram, Inc. While Coram, Inc.'s Chapter 11 case is pending, the Holders will have the right to appoint one out of seven directors to Coram, Inc.'s board of directors, and following the effectiveness of a Chapter 11 plan of reorganization, Holders shall have the right to appoint three directors.

Item 7 is hereby amended and restated as follows:

Item 7.  Material to be filed as Exhibits.
         --------------------------------

Exhibit
Number              Description
-------             -----------

1                   Not applicable.

2A                  The Exchange Agreement dated December 29, 2000, filed as
                    Exhibit 99.1.

2B The Stockholder Agreement dated December 29, 2000, filed as Exhibit 99.2.

3A Amendment No. 3 to the Securities Exchange Agreement, dated November 15, 1999, filed as Exhibit 99.3.

3B Amendment No. 4 to the Securities Exchange Agreement, filed as Exhibit 99.4.

4A Power of Attorney, dated December 8, 2000, relating to The Goldman Sachs Group, Inc., filed as Exhibit 24.1.

4B Power of Attorney, dated December 8, 2000, relating to Goldman, Sachs & Co., filed as Exhibit 24.2.

4C Power of Attorney, dated January 3, 2001, relating to Goldman Sachs Global Holdings, L.L.C., filed as
                    Exhibit 24.3.

4D Power of Attorney, dated January 3, 2001, relating to Goldman Sachs Credit Partners, L.P., filed as
                    Exhibit 24.4.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  January 4, 2001
                                      THE GOLDMAN SACHS GROUP, INC.

                                      By:
                                               ---------------------------------
                                      Name:    Roger S. Begelman
                                      Title:   Attorney-in-fact


                                      GOLDMAN, SACHS & CO.

                                      By:
                                               ---------------------------------
                                      Name:    Roger S. Begelman
                                      Title:   Attorney-in-fact


                                      GOLDMAN SACHS CREDIT PARTNERS, L.P.
                                      By:
                                               ---------------------------------
                                      Name:    Roger S. Begelman
                                      Title:   Attorney-in-fact


                                      GOLDMAN SACHS GLOBAL HOLDINGS L.L.C.

                                      By:
                                               ---------------------------------
                                      Name:    Roger S. Begelman
                                      Title:   Attorney-in-fact

                                 EXHIBIT INDEX
                                 -------------
Exhibit
Number              Description
-------             -----------

1                   Not applicable.

2A                  The Exchange Agreement dated December 29, 2000, filed as
                    Exhibit 99.1.

2B The Stockholder Agreement dated December 29, 2000, filed as Exhibit 99.2.

3A Amendment No. 3 to the Securities Exchange Agreement, dated November 15, 1999, filed as Exhibit 99.3.

3B Amendment No. 4 to the Securities Exchange Agreement, filed as Exhibit 99.4.

4A Power of Attorney, dated December 8, 2000, relating to The Goldman Sachs Group, Inc., filed as Exhibit 24.1.

4B Power of Attorney, dated December 8, 2000, relating to Goldman, Sachs & Co., filed as Exhibit 24.2.

4C Power of Attorney, dated January 3, 2001, relating to Goldman Sachs Global Holdings, L.L.C., filed as
                    Exhibit 24.3.

4D Power of Attorney, dated January 3, 2001, relating to Goldman Sachs Credit Partners, L.P., filed as
                    Exhibit 24.4.

                                   SCHEDULE I
                                   ----------


         The name of each director of The Goldman Sachs Group, Inc. is set forth below.

         The business address of each person listed below except John L. Thornton, Sir John Browne, James A. Johnson, John H. Bryan and Ruth J. Simmons is 85 Broad Street, New York, NY 10004. The business address of John L. Thornton is 133 Fleet Street, London EC4A 2BB, England. The business address of Sir John Browne is BP Amoco plc, Brittanic House, 1 Finsbury Circus, London EC2M, England. The business address of James A. Johnson is Johnson Capital Partners, 600 New Hampshire Avenue, NW, Suite 620, Washington, D.C. 20037. The business address of John H. Bryan is Three First National Plaza, Chicago, IL 60602-4260. The business address of Ruth J. Simmons is Office of the President, Smith College, College Hall Room 20, Northhampton, MA 01063.

         Each person is a citizen of the United States of America except for Sir John Browne, who is a citizen of the United Kingdom. The present principal occupation or employment of each of the listed persons is set forth below.

Name                    Present Principal Occupation
--------------------------------------------------------------------------------

Henry M. Paulson, Jr.   Chairman and Chief Executive Officer of  The Goldman
                        Sachs Group, Inc.

Robert J. Hurst         Vice Chairman of The Goldman Sachs Group, Inc.

John A. Thain           President and Co-Chief Operating Officer of The Goldman
                        Sachs Group, Inc.

John L. Thornton        President and Co-Chief Operating Officer of The Goldman
                        Sachs Group, Inc.

Sir John Browne         Group Chief Executive of BP Amoco plc

James A. Johnson        Chairman and Chief Executive Officer of Johnson Capital
                        Partners

John H. Bryan           Chairman and Chief Executive Officer of Sara Lee
                        Corporation

Ruth J. Simmons         President of Smith College

John L. Weinberg        Senior Chairman of The Goldman Sachs Group, Inc.

                                   SCHEDULE II
                                   -----------

     The name, position and present principal occupation of each director and executive officer of Goldman Sachs Global Holdings L.L.C., which is the sole general partner of Goldman Sachs Credit Partners, L.P., are set forth below.

     The business address for all the executive officers and directors listed below is 85 Broad Street, New York, New York 10004.

     All executive officers and directors listed below are United States citizens.


Name                   Position                  Present Principal Occupation
-----------------------------------------------------------------------------

Robert J. Katz         Director                  Senior Counsel of
                                                 The Goldman Sachs Group, Inc.

Esta E. Stecher        Director/Secretary        Managing Director of
                                                 Goldman, Sachs & Co.

Dan H. Jester          Director                  Managing Director of
                                                 Goldman, Sachs & Co.

James B. McHugh        Assistant Secretary       Vice President of
                                                 Goldman, Sachs & Co.

Beverly L. O'Toole     Assistant Secretary       Vice President of
                                                 Goldman, Sachs & Co.

Elizabeth E. Beshel    Assistant Treasurer       Managing Director of
                                                 Goldman, Sachs & Co.

                                  SCHEDULE III
                                  ------------

     On April 6, 2000, in connection with an industry-wide investigation by the Securities and Exchange Commission (the "SEC") relating to the pricing of government securities in advance refunding transactions, Goldman, Sachs & Co. (the "Firm") joined in a global settlement resolving the SEC investigation as well as a related qui tam lawsuit purportedly brought on behalf of the United States entitled United States ex rel. Lissack v. Goldman, Sachs & Co., et al., 95 Civ. 1363 (S.D.N.Y.)(BSJ). Pursuant to the settlement, without admitting or denying the findings, the Firm consented to the issuance of an SEC administrative order (SEA Rel. No. 42640) which, among other things, found that the Firm had violated Sections 17(a)(2) and (3) of the Securities Act of 1933 in connection with such pricing of government securities, required the Firm to cease and desist from violating such provisions, and ordered the Firm to make payments totaling approximately $5.1 Million to the U.S. Treasury and $104,000 to two municipalities. Under the global settlement, the qui tam lawsuit was dismissed with prejudice, and the Internal Revenue Service agreed not to challenge the tax-free nature of the refundings by virtue of the pricing of such securities.